UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the fiscal year ended April 30, 2012.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee
Darden Restaurants, Inc.:
We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
October 23, 2012
Orlando, Florida
Certified Public Accountants

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2012

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value (note 6):
Short-term investments	$1,151,580	$1,179,326	$2,330,906
RiverSource Trust Stable Capital Fund II	71,899,707	—	71,899,707
Aston/TAMRO Small Cap I	40,532,420	—	40,532,420
American Funds EuroPacific Growth (R6)	33,597,576	—	33,597,576
Pimco Total Return Fund	29,694,723	—	29,694,723
Davis New York Venture Fund (Y)	15,050,255	—	15,050,255
Wellington Trust MidCap Opp Series 3	16,058,488	—	16,058,488
Harbor Capital Appreciation Fund	17,254,457	—	17,254,457
Vanguard Institutional Index Fund	56,705,869	—	56,705,869
Vanguard Target Retirement Funds	71,608,594	—	71,608,594
Vanguard Total International Stock Index	1,827,312	—	1,827,312
Vanguard Total Bond Market Index	3,369,887	—	3,369,887
Vanguard Extended Market Index	2,298,530	—	2,298,530
Common stock of Darden Restaurants, Inc. – allocated	45,135,602	187,053,959	232,189,561
Common stock of Darden Restaurants, Inc. – unallocated	—	56,903,700	56,903,700
Total investments	406,185,000	245,136,985	651,321,985
Receivables:
Employer contributions	267,388	185,699	453,087
Accrued dividends and interest	380,021	2,134,808	2,514,829
Participant Loans	20,388,750	—	20,388,750
Total receivables	21,036,159	2,320,507	23,356,666
Total assets	427,221,159	247,457,492	674,678,651
Liabilities:
ESOP loan	—	7,302,954	7,302,954
Interest payable	—	2,036	2,036
Total liabilities	—	7,304,990	7,304,990
Net assets available for benefits	$427,221,159	$240,152,502	$667,373,661
Number of participants (unaudited)	71,039	16,545
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2011

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value (note 6):
Short-term investments	$616,410	$1,065,628	$1,682,038
RiverSource Trust Stable Capital Fund II	70,112,276	—	70,112,276
Aston/TAMRO Small Cap I	43,847,361	—	43,847,361
American Funds EuroPacific Growth (R6)	38,397,845	—	38,397,845
Pimco Total Return Fund	26,648,515	—	26,648,515
Davis New York Venture Fund (Y)	15,734,192	—	15,734,192
Wellington Trust MidCap Opp Series 3	16,384,949	—	16,384,949
Harbor Capital Appreciation Fund	14,826,854	—	14,826,854
Vanguard Institutional Index Fund	55,105,762	—	55,105,762
Vanguard Target Retirement Funds	54,633,266	—	54,633,266
Vanguard Total International Stock Index	1,941,568	—	1,941,568
Vanguard Total Bond Market Index	1,815,884	—	1,815,884
Vanguard Extended Market Index	2,209,208	—	2,209,208
Common stock of Darden Restaurants, Inc. – allocated	40,564,983	175,801,477	216,366,460
Common stock of Darden Restaurants, Inc. – unallocated	—	72,042,868	72,042,868
Total investments	382,839,073	248,909,973	631,749,046
Receivables:
Employer contributions	226,550	194,939	421,489
Accrued dividends and interest	274,420	1,709,020	1,983,440
Participant Loans	18,397,882	—	18,397,882
Total receivables	18,898,852	1,903,959	20,802,811
Total assets	401,737,925	250,813,932	652,551,857
Liabilities:
ESOP loan	—	9,642,954	9,642,954
Interest payable	—	2,286	2,286
Total liabilities	—	9,645,240	9,645,240
Net assets available for benefits	$401,737,925	$241,168,692	$642,906,617
Number of participants (unaudited)	68,920	15,734
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2012

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(1,649,946)	$15,788,519	$14,138,573
Dividends and interest	8,632,141	8,597,732	17,229,873
Net investment income	6,982,195	24,386,251	31,368,446
Participant loan activity during the year:
Interest	854,260	—	854,260
Total loan activity	854,260	—	854,260
Contributions:
Participants	35,990,040	—	35,990,040
Employer	3,542,702	457,508	4,000,210
Total contributions	39,532,742	457,508	39,990,250
Total additions	47,369,197	24,843,759	72,212,956
Deductions from net assets attributed to:
Benefits paid to participants	(35,634,475)	(11,304,824)	(46,939,299)
Interest expense	—	(51,145)	(51,145)
Administrative expenses	(706,499)	(48,969)	(755,468)
Transfers between funds	14,455,011	(14,455,011)	—
Total deductions	(21,885,963)	(25,859,949)	(47,745,912)
Net increase (decrease)	25,483,234	(1,016,190)	24,467,044
Net assets available for benefits:
Beginning of year	401,737,925	241,168,692	642,906,617
End of year	$427,221,159	$240,152,502	$667,373,661
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2011

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$41,040,162	$11,767,894	$52,808,056
Dividends and interest	4,795,913	7,132,367	11,928,280
Net investment income	45,836,075	18,900,261	64,736,336
Participant loan activity during the year:
Interest	856,797	—	856,797
Total loan activity	856,797	—	856,797
Contributions:
Participants	33,353,208	—	33,353,208
Employer	2,187,292	86,194	2,273,486
Total contributions	35,540,500	86,194	35,626,694
Total additions	82,233,372	18,986,455	101,219,827
Deductions from net assets attributed to:
Benefits paid to participants	(29,570,756)	(9,877,046)	(39,447,802)
Interest expense	—	(73,605)	(73,605)
Administrative expenses	(480,888)	(66,815)	(547,703)
Transfers between funds	10,568,701	(10,568,701)	—
Total deductions	(19,482,943)	(20,586,167)	(40,069,110)
Net increase (decrease)	62,750,429	(1,599,712)	61,150,717
Net assets available for benefits:
Beginning of year	338,987,496	242,768,404	581,755,900
End of year	$401,737,925	$241,168,692	$642,906,617
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2012 and 2011

(1)	Description of the Plan
The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company). The Plan, as amended, was originally established in June 1973. The Plan covers certain employees of the Company’s operating and administrative subsidiaries, and their divisions and affiliates who are age 21 or older, regardless of their length of service.
Eligible employees may elect to make primary contributions to the Plan ranging from 1% to 6% of their eligible compensation for each year on an after-tax or before-tax basis. Participants electing to contribute 6% may also elect to make unmatched contributions equal to between 1% and 19% of their eligible compensation for the year. The Company makes quarterly variable contributions to the Plan ranging from 25% to 120% of the primary contribution percentages made by the participants. The Company contribution varies depending on the Company’s operating results and eligibility of the participant. Certain operations employees are limited to make primary contributions to the Plan ranging from 1% to 5% of their eligible compensation for each year on an after-tax or before-tax basis. These participants electing to contribute 5% may also elect to make unmatched contributions equal to between 1% and 15% of their eligible compensation for the year. The Company makes quarterly match contributions to these participants equal to 50% of their primary contribution percentage. Under certain circumstances, participants who have attained age 50 are permitted to make additional, before-tax contributions (catch-up contributions) to the Plan. Catch-up contributions may exceed certain limitations imposed under the Internal Revenue Code (the Code) and the Plan’s percentage limit. Catch-up contributions are not eligible for company matching contributions. Plan matching provisions become effective for participants upon completion of 12 months of service and accumulation of 1,000 hours of service in an anniversary year. Income earned by the Plan is allocated to participants’ accounts based on their relative account balances.
On termination of service due to death, disability, retirement, induction into the Armed Forces of, or service with, the United States Government, involuntary separation or elimination of position due to a sale, destruction, shut-down, or closing out of an activity or facility, a participant shall be entitled to a distribution of the total value of his or her account. All other terminating participants, including those who terminate service due to other reasons, will receive a lump sum distribution of their vested account balance if such balance is $1,000 or less. Terminating participants having vested account balances greater than $1,000 may elect either to receive a lump sum distribution or to leave their accounts in the Plan until attainment of age 65. The Plan charges a quarterly fee to terminated participants who leave their accounts in the Plan. All benefits are recorded when paid.
Effective June 1, 2008, the Company amended the Plan to allow for an additional non-elective Company contribution to eligible employees hired/rehired on or after June 1, 2008. This Company provided contribution is referred to as the Darden Savings Plan-Retirement Plus Contribution (DSP-RPC), and is intended to take the place of the cash balance portion of the Retirement Income Plan for Darden Restaurants, Inc. (RIP), which was frozen on June 1, 2008. Eligible employees who were participants in the RIP had a one time irrevocable election to move to the DSP-RPC. Individuals who elected the DSP-RPC transferred to this Plan effective October 1, 2008. To be eligible for participation in the DSP-RPC, salaried employees must be at least 21 years of age and complete one year of service. Employees need not make contributions to the Plan to be eligible to receive the DSP-RPC. Eligible employees are automatically enrolled in the Plan for DSP-RPC purposes. This contribution is fully funded by the Company and follows the Plan vesting schedule. Eligible employees receive quarterly contributions equal to 1.5% of earnable compensation. The Plan was amended to provide that dividends on unallocated shares of Company Stock that are in excess of ESOP loan requirements and Plan expenses may be used to fund the DSP-RPC.
Prior to January 1, 2009 the Plan allowed allocation of Company shares in the ESOP Fund for payment of incentive bonuses earned by certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company, its subsidiaries or affiliates. Effective January 1, 2009 the Company ceased making these DSP Advantage Allocations to the Plan.
Wells Fargo Institutional Retirement and Trust (Trustee), a business unit of Wells Fargo Bank, N.A., serves as trustee and administrator of the Plan. Wells Fargo Bank, N.A. is wholly-owned by Wells Fargo & Company.
Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2012 and 2011

(2)	Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting.
The Plan accounts for certain changes in net assets as follows:

•
Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the Participant Directed Funds (excluding Company Common Stock Fund) are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the fair value of the respective funds; and

•	Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedules.

As of April 30, 2012, 44% of the Plan’s investments are in the common stock of the Company. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)Participant Loans
Participant loans are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding amounts in the ESOP Fund. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest is paid through payroll deductions and may be repaid in full at any time without penalty.

(d)Use of Estimates
The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e)Application of New Accounting Standards

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. Many of the amendments in this update change the wording used in the existing guidance to better align U.S. generally accepted accounting principles with International Financial Reporting Standards and to clarify the FASB's intent on various aspects of the fair value guidance. This update also requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This update is effective for us in fiscal 2013 and should be applied prospectively. Other than requiring additional disclosures, adoption of this new guidance will not have a significant impact on our financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)	Forfeitures and Vesting
Vested rights to Company contribution amounts accrue at a rate of 5% per quarter beginning with the participant’s fifth quarter of service. Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority: cover administrative expenses incurred by the Plan, reinstate previously forfeited amounts to rehired employees and cover Company matching contributions. During the 2012 and 2011 Plan years, $623,079 and $411,585, respectively, of forfeitures were used to cover administrative expenses of the Plan. No forfeited funds were used to reinstate previously forfeited amounts to rehired employees or cover Company contributions during 2012 or 2011.

(4)	Choice of Investments
As of April 30, 2012, participant contributions and DSP-Retirement Plus Contributions to the Plan may be directed to 23 basic investment alternatives: RiverSource Trust Stable Capital Fund II, Aston/TAMRO Small Cap I, American Funds EuroPacific Growth (R6), Pimco Total Return Fund, Davis New York Venture Fund (Y), Wellington Trust MidCap Opp Series 3, Harbor Capital Appreciation Fund, Vanguard Institutional Index Fund, Vanguard Target Retirement 2055 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index, Vanguard Extended Market Index, Vanguard Total International Stock Index, and Company Common Stock Fund. All Company match contributions are initially invested in the Darden ESOP Stock Fund; however, participants may set up a separate automatic investment fund election to diversify their Company match to other investment options in the Plan.

(5)	Investments
The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at April 30, 2012 and 2011:

	2012	2011
Investments at fair value:
RiverSource Trust Stable Capital Fund II, 3,068,703 and 3,059,193 shares at April 30, 2012 and 2011, respectively	$71,899,707	$70,112,276
Vanguard Institutional Index Fund, 442,565 and 441,340 shares at April 30, 2012 and 2012, respectively	56,705,869	55,105,762
Aston/TAMRO Small Cap I, 1,936,570 and 1,832,318 shares at April 30, 2012 and 2011, respectively	40,532,420	43,847,361
American Funds EuroPacific Growth (R6), 854,465 and 851,950 shares at April 30, 2012 and 2011, respectively	33,597,576	38,397,845
Common stock of Darden Restaurants, Inc. (including $243,957,659 and $247,844,345 of non-participant directed funds at April 30, 2012 and 2011, respectively), 5,772,629 and 6,140,288 shares at April 30, 2012 and 2011, respectively	289,093,261	288,409,328
Total dividends received by the Plan from the common stock of the Company for the years ended April 30, 2012 and 2011 were $9,778,752 and $7,714,657, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2012 and 2011

The Plan’s investments appreciated (depreciated) in value, net, as follows:

	2012	2011
RiverSource Trust Stable Capital Fund II	$1,821,048	$2,150,178
Aston/TAMRO Small Cap I	(5,058,614)	8,651,858
American Funds EuroPacific Growth (R6)	(4,844,966)	5,818,878
Pimco Total Return Fund	1,581,133	1,888,080
Davis New York Venture Fund (Y)	(372,199)	1,877,018
Wellington Trust MidCap Opp Series 3	(712,628)	2,724,490
Harbor Capital Appreciation Fund	1,424,823	2,086,081
Vanguard Institutional Index Fund	1,477,799	7,075,854
Vanguard Target Retirement Funds	(149,043)	6,125,792
Vanguard Total International Stock Index	(320,931)	235,959
Vanguard Total Bond Market Index	170,492	71,655
Vanguard Extended Market Index	(55,411)	332,522
Common stock of Darden Restaurants, Inc.	3,388,551	2,001,797
ESOP Fund	15,788,519	11,767,894
Total	$14,138,573	$52,808,056

(6)	Fair Value Measurement
FASB ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The fair value of our financial instruments is based on the closing market prices of the instruments when applicable, or alternatively, valuations utilizing market data and other observable inputs, inclusive of the risk of nonperformance. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under Topic 820 are described as follows:
Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.
Plan investments are recorded at fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end. Unitized funds are valued at the net asset value of units of the pooled fund held by the Plan at year end. The net asset value of a unit reflects the combined market value of the underlying mutual fund and accrued interest. Investments in common collective trusts are carried at fair value based on the fair value of the underlying securities in which the account is invested.
The common collective trust funds of the Plan consist of the RiverSource Trust Stable Capital Fund II (RVST Fund II) and Wellington Trust MidCap Opp Series 3 (Wellington Fund). RVST Fund II is a stable value fund invested principally in RiverSource Trust Stable Capital Fund I (RVST Fund I). RVST Fund I invests in a diversified pool of high quality bonds and other short-term investments. The Wellington Fund’s objective is to provide long-term total return in excess of the S&P MidCap 400 Index by investing principally in the Wellington Trust Company, NA CIF II Mid Cap Opportunities Portfolio (the “Portfolio”), which has the same objective. The Portfolio is invested primarily in a mix of large, well-known U.S. stocks valued based on their closing sales price, and short-term securities with maturities of 60 days or less valued at amortized cost, which

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2012 and 2011

approximates fair market value. There are currently no redemption restrictions on either of these investments.
Short-term investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The ESOP loan payable is stated at cost, which approximates fair value because the loan bears interest at rates commensurate with loans of similar credit quality and duration as of year-end. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.
The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2012:

	Fair value of assets at April 30, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$289,093,261	$289,093,261	$—	$—
Short term investments	2,330,906	2,330,906	—	—
Mutual funds:
U.S. equity securities	131,841,531	131,841,531	—	—
International equity securities	35,424,888	35,424,888	—	—
Balanced	71,608,594	71,608,594	—	—
Total mutual funds	238,875,013	238,875,013	—
Common collective trust:
Fixed income	71,899,707	—	71,899,707	—
U.S. equity securities	16,058,488	—	16,058,488	—
Total common collective trust	87,958,195	—	87,958,195	—
Unitized fixed income funds	33,064,610	—	33,064,610	—
Total	$651,321,985	$530,299,180	$121,022,805	$—

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2011:

	Fair value of assets at April 30, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$288,409,328	$288,409,328	$—	$—
Short term investments	1,682,038	1,682,038	—	—
Mutual funds:
U.S. equity securities	131,723,377	131,723,377	—	—
International equity securities	40,339,413	40,339,413	—	—
Balanced	54,633,266	54,633,266	—	—
Total mutual funds	226,696,056	226,696,056	—
Common collective trust:
Fixed income	70,112,276	—	70,112,276	—
U.S. equity securities	16,384,949	—	16,384,949	—
Total common collective trust	86,497,225	—	86,497,225	—
Unitized fixed income funds	28,464,399	—	28,464,399	—
Total	$631,749,046	$516,787,422	$114,961,624	$—

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2012 and 2011

(7)	Common Stock of Darden Restaurants, Inc.
At April 30, 2012 and 2011, the fair value of the shares held in participant directed accounts was $45,135,602 (901,270 shares) and $40,564,983 (863,636 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(8)	ESOP Fund
The ESOP Fund consists of common stock of the Company and cash, which is held in short-term investments. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Fund. Participants are able to immediately transfer ESOP funds credited to their accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
At April 30, 2012 and 2011, the ESOP Fund consists of 4,871,359 and 5,276,652 shares, respectively, of the Company’s common stock. Of the total shares held by the ESOP Fund, 3,735,103 shares at April 30, 2012 and 3,742,846 shares at April 30, 2011 of Company common stock have been allocated to individual participant accounts. The remaining 1,136,256 shares at April 30, 2012 and 1,533,806 shares at April 30, 2011 of Company common stock, which are held by the Trustee, are unallocated (suspense) shares reserved for future Company matching contributions. The shares become available for allocation to participants’ accounts as ESOP loan principal and interest is paid. At April 30, 2012, the fair value of the 1,136,256 unallocated Company shares was $56,903,700 and the fair value of the 3,735,103 allocated shares was $187,053,959. At April 30, 2011, the fair value of the1,533,806 unallocated Company shares was $72,042,868 and the fair value of the 3,742,846 allocated shares was $175,801,477. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions.
The ESOP Fund has two promissory notes payable to the Company, with outstanding principal balances of $5,897,000 and $1,405,954 as of April 30, 2012 and $8,037,000 and $1,605,954 as of April 30, 2011. The notes bear interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of the Company. As of April 30, 2012 and 2011, the interest rate on the notes was 0.592% and 0.569%, respectively. No principal payments on the remaining notes are required until the due dates, December 15, 2014 and December 31, 2018, respectively. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2012 and 2011, the ESOP Fund made principal payments of $2,340,000 and $1,753,000, respectively.

(9)	Related Party Transactions
Certain plan investments are in common stock of the Company and money market funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. The Company pays the Trustee’s administrative and trustee fees. Such fees, inclusive of fees paid by plan forfeitures and fees paid by terminated participants used to cover plan expenses, were $623,079 and $483,491 for the years ended April 30, 2012 and 2011, respectively.
Certain plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. Fees paid by terminated participants were $82,112 and $71,906 for the years ended April 30, 2012 and 2011, respectively.

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500:

	2012	2011
Net assets available for benefits per the accompanying financial statements	$667,373,661	$642,906,617
Participant loans – deemed distributions	(613,007)	(420,344)
Net assets available for benefits per Form 5500	$666,760,654	$642,486,273

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500:

	2012	2011
Total deductions per the accompanying financial statements	$47,745,912	$40,069,110
Deemed distributed loans offset by total distributions	192,662	—
Change in deemed loans	—	(87,129)
Total deductions per Form 5500	$47,938,574	$39,981,981

(11)	Tax Status
The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan, as designed through November 13, 2001, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related trust is tax exempt as of April 30, 2012. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2012 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(12)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loans and the balance of any amounts remaining would be allocated to each participant in proportion to each participant’s ESOP account balance to the total of all ESOP account balances.

(13)	Subsequent Events
There have been no subsequent events through the issuance of these financial statements on October 23, 2012.

DARDEN SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2012

Issuer	Face amount or number of units	Cost	Current value
Common stock of Darden Restaurants, Inc.*, **	5,772,629	$61,288,232	$289,093,261
RiverSource Trust Stable Capital Fund II	3,068,703	71,018,189	71,899,707
Aston/TAMRO Small Cap I	1,936,570	44,735,356	40,532,420
American Funds EuroPacific Growth (R6)	854,465	37,653,886	33,597,576
Pimco Total Return Fund	1,881,525	28,185,053	29,694,723
Davis New York Venture Fund (Y)	413,582	15,150,000	15,050,255
Wellington Trust MidCap Opp Series 3	911,896	16,422,939	16,058,488
Harbor Capital Appreciation Fund	394,568	15,794,757	17,254,457
Vanguard Institutional Index Fund	442,565	54,852,143	56,705,869
Vanguard Target Retirement 2055 Fund	20,255	482,786	489,154
Vanguard Target Retirement 2050 Fund	134,500	2,947,029	3,031,632
Vanguard Target Retirement 2045 Fund	1,025,779	14,551,352	14,586,582
Vanguard Target Retirement 2040 Fund	151,100	3,322,971	3,422,418
Vanguard Target Retirement 2035 Fund	1,285,646	17,769,539	17,716,204
Vanguard Target Retirement 2030 Fund	108,411	2,415,361	2,481,517
Vanguard Target Retirement 2025 Fund	1,097,220	14,604,446	14,625,948
Vanguard Target Retirement 2020 Fund	148,375	3,403,839	3,471,966
Vanguard Target Retirement 2015 Fund	577,360	7,541,465	7,603,829
Vanguard Target Retirement 2010 Fund	26,075	611,137	620,325
Vanguard Target Retirement Income Fund	296,338	3,488,977	3,559,020
Vanguard Total Bond Market Index	252,650	3,244,159	3,369,887
Vanguard Extended Market Index	59,920	2,232,876	2,298,530
Vanguard Total International Stock Index	63,426	1,983,817	1,827,312
Short-term Investment Fund*	2,330,906	2,330,906	2,330,906
Participant Loans outstanding – interest rates ranging from 5.00% – 10.50% with varying maturities*	4,143	—	20,388,750

*	Party-in-interest

**	Includes unallocated shares held in the ESOP Fund as collateral for the promissory notes payable
See accompanying report of independent registered public accounting firm.

DARDEN SAVINGS PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year ended April 30, 2012
5% series of transactions by security issue described in 29 CFR 2520 [(103-6(c)(i)(iii)]

	Purchases		Sales		Cost of asset	Current value on transaction date	Net gain (loss)
Issuer/description	Number of transactions	Purchase price	Number of transactions	Selling price
Wells Fargo Advantage Heritage Money Market Fund*	53	70,367,141	—	—	70,367,141	70,367,141	—
Wells Fargo Advantage Heritage Money Market Fund*	—	—	44	69,718,273	69,718,273	69,718,273	—
Common stock of Darden Restaurants, Inc.*	66	15,426,990	—	—	—	—	—
Common stock of Darden Restaurants, Inc.*	—	—	32	32,905,825	31,539,510	32,905,825	1,366,315
RVST Stable Capital II *	377	36,501,048	—	—	36,501,048	36,501,048	—
RVST Stable Capital II *	—	—	474	36,329,127	36,103,560	36,329,127	225,567

*	Party-in-interest
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit Number	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 23, 2012	By:	/s/ Danielle Kirgan
Danielle Kirgan, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of KPMG LLP, as Independent Registered Public Accounting Firm.